Contact

tim.pettee@hoyacapital.com

www.linkedin.com/in/tim-pettee-6b620b12 (LinkedIn)

Top Skills

Asset Allocation

Portfolio Management

Compensation

Tim Pettee

Advisory Trustee with Victory Funds and Portfolios

New York City Metropolitan Area

Experience

Victory Funds and Portfolios

Advisory Trustee

January 2023 - Present (6 months)

Pettee Investors, Inc.

Chief Investment Officer

February 2022 - Present (1 year 5 months)

Norwalk, Connecticut, United States

Pettee Investors Inc is an independent, SEC registered investment advisor focusing on long-term investment management for high net worth and institutional clients..

Pettee Investors Inc. subsidiary Hoya Capital Real Estate, LLC is an SEC-Registered Investment Advisor. Hoya Capital Real Estate advises ETFs and individual accounts by investing in portfolios of publicly traded commercial and residential real estate companies.

SUNAMERICA ASSET MANAGEMENT CORP

Chief Investment Officer

May 2018 - July 2021 (3 years 3 months)

Jersey CIty, NJ

SunAmerica Asset Management LLC

18 years

Chief Investment Strategist and Lead Portfolio Manager - Rules Based Funds

2013 - July 2021 (8 years)

Jersey City, NJ

Chief Investment Officer

2003 - 2013 (10 years)

Jersey City, NJ

Schroders Investment Management

Global Director of Research

2000 - 2002 (2 years)

U S Trust Company
Director of Research
1998 - 2000 (2 years)

Alliance Capital Management
Analyst/Portfolio Manager
1990 - 1998 (8 years)

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Education

Boston University
B. A., Economics · (1977 - 1980)